Filed by New York Community Bancorp, Inc.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Astoria Financial Corporation (Commission File No.: 1-11967)

The following is a transcript of a conference call and webcast that were conducted on January 27, 2016.

Forward-Looking Information

The information presented herein, on the webcast, and in other related communications may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the expected completion date, financial benefits, and other effects of the proposed merger of New York Community Bancorp, Inc. (“NYCB”) and Astoria Financial Corporation (“Astoria Financial” or “Astoria”).

Forward-looking statements can be identified by the use of the words “anticipate,” “expect,” “intend,” “estimate,” “target,” and words of similar import. Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements.

Factors that may cause such a difference include, but are not limited to, the reaction to the transaction of the companies’ customers, employees, and counterparties; customer disintermediation; inflation; expected synergies, cost savings, and other financial benefits of the proposed transaction might not be realized within the expected timeframes or might be less than projected; the requisite stockholder and regulatory approvals for the proposed transaction might not be obtained; credit and interest rate risks associated with NYCB’s and Astoria Financial’s respective businesses, customers, borrowings, repayment, investment, and deposit practices, and general economic conditions, either nationally or in the market areas in which NYCB and Astoria Financial operate or anticipate doing business, are less favorable than expected; new regulatory or legal requirements or obligations; and other risks and important factors that could affect NYCB’s and Astoria Financial’s future results are identified in their Annual Reports on Form 10-K for the year ended December 31, 2014 and in other reports filed with the SEC.

Forward-looking statements are made only as of the date of this transcript, and neither NYCB nor Astoria Financial undertakes any obligation to update any forward-looking statements contained in this transcript to reflect events or conditions after the date hereof.

Additional Information and Where to Find It

These materials do not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. NYCB has filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. The registration statement includes a joint proxy statement of Astoria Financial and NYCB and also constitutes a prospectus of NYCB that will be sent to the stockholders of Astoria Financial. Before making any voting or investment decision, investors and security holders of Astoria Financial and NYCB are urged to carefully read the entire registration statement and joint proxy statement/prospectus, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. This document and other documents relating to the merger filed by NYCB and Astoria Financial can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing NYCB’s website at www.mynycb.com under the tab “Investor Relations”, then under “Financial Results”, and then under “SEC Filings.” The documents filed by Astoria Financial may be obtained free of charge at its website at http://ir.astoriabank.com/. Alternatively, these documents, when available, can be obtained free of charge from NYCB upon written request to New York Community Bancorp, Inc., Attn: Corporate Secretary, 615 Merrick

Avenue, Westbury, New York 11590 or by calling (516) 683-4100, or from Astoria Financial upon written request to Astoria Financial Corporation, Attn: Monte N. Redman, President, One Astoria Bank Plaza, Lake Success, New York 11042 or by calling (516) 327-3000.

Participants in Solicitation

NYCB, Astoria Financial, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Astoria Financial and NYCB stockholders in connection with the proposed transaction under the rules of the SEC. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, is included in the joint proxy statement/prospectus regarding the proposed transaction. Additional information about NYCB and its directors and officers may be found in the definitive proxy statement of NYCB relating to its 2015 Annual Meeting of Stockholders filed with the SEC on April 24, 2015. Additional information about Astoria Financial and its directors and officers may be found in the definitive proxy statement of Astoria Financial relating to its 2015 Annual Meeting of Stockholders filed with the SEC on April 17, 2015. These definitive proxy statements can be obtained free of charge from the SEC’s website at www.sec.gov.

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NYCB - Q4 2015 New York Community Bancorp Inc Earnings Call

EVENT DATE/TIME: JANUARY 27, 2016 / 1:30PM GMT

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JANUARY 27, 2016 / 1:30PM, NYCB - Q4 2015 New York Community Bancorp Inc Earnings Call

C O R P O R A T E    P A R T I C I P A N T S

Joseph Ficalora New York Community Bancorp, Inc. - President & CEO

Thomas Cangemi New York Community Bancorp, Inc. - CFO

C O N F E R E N C E    C A L L    P A R T I C I P A N T S

Ken Zerbe Morgan Stanley - Analyst

Ebrahim Poonawala BofA Merrill Lynch - Analyst

Bob Ramsey FBR & Co. - Analyst

Mark Fitzgibbon Sandler O’Neill & Partners - Analyst

David Darst Guggenheim Securities LLC - Analyst

Steven Alexopoulos JPMorgan - Analyst

Peter Winter Sterne, Agee & Leach - Analyst

Collyn Gilbert Keefe, Bruyette & Woods, Inc. - Analyst

Matt Kelley Piper Jaffray & Co. - Analyst

P R E S E N T A T I O N

Operator

Good morning. And thank you all for joining the management team of New York Community Bancorp for its quarterly conference call. Today’s discussion of the Company’s fourth-quarter 2015 results will be led by President and Chief Executive Officer, Joseph Ficalora, together with Chief Financial Officer, Thomas Cangemi. Also joining in on the call are Robert Wann, the Company’s Chief Operating Officer, and John Pinto, the Company’s Chief Accounting Officer.

Certain comments made on this call will contain forward-looking statements which are intended to be covered by the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could also cause actual results to differ materially from those the Company’s currently anticipates due to a number of factors, many of which are beyond its control. Among those factors are: general economic conditions and trends both nationally and in the Company’s local markets; changes in interest rates which may affect the Company’s net income, prepayment penalty income, mortgage banking income, and other future cash flows, or the market value of its assets including its investment securities; changes in the demand for deposit, loan and investment products and other financial services; changes in legislation, regulation and policies; and our ability to complete the proposed merger with Astoria Financial Company, which is pending the receipt of shareholder and regulatory approval.

You will find more about the risks and — risk factors associated with the Company’s forward-looking statements on page 9 of this morning’s news release and in its SEC filings, including its 2014 annual report on form 10-K, its first, second, third quarter 2015 10-Qs, and the registration statement filed with the SEC on December 17, 2015.

The release also includes reconciliations of certain GAAP and non-GAAP measures which will be discussed during this conference call. If you would like a copy of this morning’s release, please call the Company’s investor relations department at 516-683-4420 or visit ir.mynycb.com.

As a reminder, today’s call is being recorded.

(Operator instructions)

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JANUARY 27, 2016 / 1:30PM, NYCB - Q4 2015 New York Community Bancorp Inc Earnings Call

To start the discussion, I will now turn this call over to Mr. Ficalora who will provide a brief overview of the Company’s fourth-quarter 2015 performance before opening the line for Q&A. Mr. Ficalora?

Joseph Ficalora - New York Community Bancorp, Inc. - President & CEO

Thank you Kevin. Thank you all for joining us this morning as we discuss our fourth-quarter results and the strategic actions we have taken to benefit our current capital position and to increase our earnings in 2016 and beyond. As I stated in this morning’s release, the quarter was a pivotal time in our evolution as we announce plans to engage in what will be our largest merger—with Astoria Financial Corporation—together with a strategic debt repositioning and an offering of our common stock.

Together these actions will be 20% accretive to our pro forma 2017 earnings and 6% accretive to our tangible book value per share at the merger’s close. The merger will enable us to leverage the costs of becoming a SIFI and it will create the preeminent community bank in the Metro New York region with 9.2% pro forma deposit market share.

As a result of the strategic debt repositioning, which was completed in the fourth quarter, we prepaid $10.4 billion of wholesale borrowings and reduced the cost of those borrowings by 50%. This action alone is expected to add $100 million after-tax annually to our earnings, beginning in 2016.

We also added $83.7 million more to our capital than originally expected when the one-time after-tax debt repositioning charge we incurred in the fourth quarter was exceeded by the proceeds of our common stock offering. In addition to setting the stage for earnings and capital growth through these strategic actions, we also set the stage by pursuing our core business model: originating multi-family loans of exceptional quality.

Consistent with the capital plans we announced along with the debt repositioning, the capital raise and the Astoria merger, our Board of Directors last night declared a $0.17 per share dividend which, based on last night’s closing price, represents a 4.6% dividend yield. The dividend will be payable on February 19 to shareholders of record as of February 8, 2016.

The dividend reflects the strength of our fundamental earnings, and more importantly the strategic decision to reallocate some of our capital towards the future as we capitalize on additional opportunities for growth.

Before we get to our Q&A portion of this morning’s discussion, I would like to briefly review some of the more essential features of our fourth-quarter performance after the impact of the one-time after-tax debt repositioning charge of $546.8 million and the $3.2 million of after-tax merger-related expenses we incurred.

Excluding these items, we generated non-GAAP earnings of $145.2 million, or $0.31 per diluted share, in the fourth quarter, providing a 1.24% return on average tangible assets and a 17.26% return on average tangible stockholders equity.

For the 12 months ended December 31, 2015, we generated non-GAAP earnings of $502.8 million, providing a 1.09% return on average tangible assets and a 15.01% return on average tangible stockholders equity. The 12-month non-GAAP amount was equal to $1.11 per diluted share.

In accordance with accounting guidance, the bulk of the debt repositioning charge was recorded as interest expense, thus impacting our net interest income and margin, with the remainder of the charge being recorded in non-interest expense. Excluding the debt repositioning charge, we reported adjusted net interest income of $324.6 million and adjusted net interest margin of 2.95% in the fourth quarter 2015.

Prepayment penalty income accounted for $25.9 million of the interest income we recorded and contributed 24 basis points to our fourth-quarter margin. Excluding the impact of the debt repositioning charge, as well as the contribution of prepayment penalty income, our adjusted net interest margin amounted to 2.71% in the fourth quarter of 2015.

Moving onto our balance sheet, held-for-investment loans rose $2.7 billion year over year to $35.8 billion, representing an increase of 8.3%. Multi-family loans accounted for $2.1 billion of the increase and totaled $26 billion at December 31.

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JANUARY 27, 2016 / 1:30PM, NYCB - Q4 2015 New York Community Bancorp Inc Earnings Call

The growth of our portfolio is even more substantial when you consider the $1.9 billion of multi-family and CRE loans we sold over the course of the year.

We also realized meaningful growth in specialty finance loans and leases.

In less than three years, our portfolio has grown to $882.9 million, and the quality of that portfolio has been consistently pristine.

While the growth of our loan portfolio in 2015 was impressive, we nonetheless maintained our total assets below the current threshold for a SIFI bank. By the way, it’s a fourth-quarter average of $50 billion. So the fact that we’re over $50 billion is not relevant until added to the next quarter’s numbers.

Notwithstanding the fact that our assets totaled $50.3 billion at the end of December, our fourth-quarter average look-back was below the $50 billion mark, and is expected to be there at the end of this quarter as well.

Reflecting this goal, which I’ve spoken to extensively over the past four quarters, we sold $1.2 billion of multi-family loans, largely through participations, and $632.7 million of commercial real estate loans in much the same way over the course of the year.

Absent the sales we engaged in last year, the multi-family loan portfolio would have grown to $27.2 billion, representing a year-over-year increase of 13.6%.

The growth of our loan portfolio was attributable to the record volume of loans held for investment we produced in both the quarter and the year. Originations of held-for-investment loans totaled $12.7 billion in 2015, including $3.7 billion in the fourth quarter, and primarily reflecting a record amount of multi-family loans.

In 2015, originations of multi-family loans amounted to $9.2 billion, including a record $2.8 billion in the last three months of the year. The volume of CRE loans we produced was also fairly substantial, with originations of $492.9 million in the fourth quarter bringing the 12-month total to $1.8 billion.

As of this morning, our pipeline of loans was approximately $2.4 billion, with loans held for investment accounting for about $1.9 billion of the total and one-to-four family loans held for sale accounting for the remaining $500 million.

Like the record volume of loans we produced and the loan growth we accomplished, the quality of our assets was also exceptional in 2015. At the end of December, our non-performing non-covered assets and loans were at the lowest levels we’ve reported since the second quarter of 2008. In other words, 31 quarters ago.

Non-performing non-covered assets declined $78 million, or 56.2%, year- over-year to $60.9 million, and represented 0.13% of total non-covered assets at December 31. While non-performing loans fell significantly from the year-earlier balance, the bulk of the reduction was in other real estate owned. Reflecting the sale of two OREO properties, which generated net gains of $12.4 million, OREO declined to a modest $14.1 million at the end of the year.

While there are other aspects of our results of which I’d like to make mention, I expect that there are many of you with questions you’d like to ask. Accordingly, I would now ask the operator to open the line for your questions. We will do our best to get to all of you within the time remaining, but if we don’t, please feel free to call us later today or this week. Kevin?

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JANUARY 27, 2016 / 1:30PM, NYCB - Q4 2015 New York Community Bancorp Inc Earnings Call

Q U E S T I O N S    A N D    A N S W E R S

Operator

Thank you.

(Operator instructions)

Ken Zerbe, Morgan Stanley.

Ken Zerbe - Morgan Stanley - Analyst

Thank you. Good morning. First question for you, just in terms of the debt restructuring, can you just review the timing of when that was done? And also, when we think about net interest income heading into first quarter, what level should that be at? How much is already in this quarter’s NII number?

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

Good morning, Ken. It’s Tom. Obviously, the restructuring was ongoing from the day of announcement up until literally the last week of the closing of the year. So what I’ll give to you is specific guidance for the quarter, being the impact on the fourth quarter of the debt restructuring.

When you look at the total margin, if you break out prepayment activity both on DUS payments as well as multi-family and CRE credits, our margin was 2.71%. If you back out the impact—if we were to not have had the restructuring at all in the quarter—the margin would have been 2.37%.

If you recall back when we gave guidance at the end of our Q3 conference call, we guided around 2.34%. So we were up about 3 basis points ahead of management’s expectation for Q4. With that being said, I’ll give specific guidance for Q1, given that we have a material change in our liability positioning. And our guidance would be approximately 2.71% for Q1, which would be up 34 basis points off the core NIM ex prepays and DUS.

Ken Zerbe - Morgan Stanley - Analyst

Got it. So 2.71%. Okay. So relatively flat. It sounds like most of the benefit was already in this quarter’s numbers.

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

There was a lot of — obviously we had an increase in interest rates at the end of the quarter. That also impacts Q1— the increase of interest rates in the short end of the curve in Q1. So that’s also taken into account for the 2.71%. Correct.

Ken Zerbe - Morgan Stanley - Analyst

Perfect. Okay. Now, second question. Just in terms of expenses, I think they seem a little bit higher this quarter, but you mentioned in the press release something like—I think it was $5.4 million of, and I quote, ‘non-income-related taxes’ on the debt restructuring’.

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

Yes.

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JANUARY 27, 2016 / 1:30PM, NYCB - Q4 2015 New York Community Bancorp Inc Earnings Call

Ken Zerbe - Morgan Stanley - Analyst

I guess first, two different questions. One, could you talk about guidance for expenses going forward? But also, two, how much non-called-out unusual expenses are still in numbers that you did not back out of your $0.31 per share.

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

Obviously, we did not have income in the quarter. We had a loss. So when we look at the accounting on taxation, we have a tax item that goes into the G&A line—and not into the tax line item—which is $5.4 million in the quarter. That was obviously a direct correlation to the repositioning charge. We had a substantial loss in the quarter. Obviously you want to back that out. As far as guidance for the next quarter, we’re guiding approximately, on the expense side, about $156 million for Q1.

Ken Zerbe - Morgan Stanley - Analyst

Understood. And how much was professional fees—the, call it, investment banking fees related to all this, or is that (multiple speakers)—

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

They have not hit yet. That will be over time. Obviously, that’s based on the success of closing the transaction. Most of the merger-related expenses are going to be ongoing. We had some in the fourth quarter, as you indicated, $3.8 million. That will be ongoing under the accounting standards as we recognize the actual payment of those expenses upon the closing of the transaction.

As far as for the quarter, we have higher professional fees in general. I’d say anywhere from $2.5 million to $3.5 million of additional professional fees as we continuously go through our maturity towards a SIFI bank in the quarter.

Ken Zerbe - Morgan Stanley - Analyst

Got it, okay. That’s in the $156 million, perfect. Okay, thank you very much.

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

My pleasure.

Operator

Ebrahim Poonawala, Merrill Lynch.

Ebrahim Poonawala - BofA Merrill Lynch - Analyst

Good morning. I guess the first question, if you can talk about — thanks for sharing the pipeline at the end of the quarter. It’s obviously down compared to where we were in October. As we look into 2016, can you comment in terms of what’s your outlook on balance sheet, held-for-investment growth in 2016 in the context of the cooling that we’ve seen at the high-end condo market in New York? And I recognize you’re not a big player there, but just in terms of, as you look into 2016. Based on that, the regulatory guidance that came out in December scrutinizing banks on CRE. How do you think about the held-for-investment growth for the balance of the year?

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JANUARY 27, 2016 / 1:30PM, NYCB - Q4 2015 New York Community Bancorp Inc Earnings Call

Joseph Ficalora - New York Community Bancorp, Inc. - President & CEO

You have a lot of questions there. (Laughter). Let me start by saying that, obviously, we do not want to be aggressive in the first quarter. The most relevant consequence of this quarter’s activities would be if somehow we tripped over the $50 billion plateau. So we’re definitely not going to do that.

Now, that doesn’t mean the whole year is going to be represented by what we do in the first quarter. It’s only the first quarter that is going to impact the timing of when we’re going to be SIFI-oriented.

Whether we close the deal with Astoria by June 30, or June 30 of next year, it has no bearing. It’s the size of the Company on a four-quarter average, and we’re going to do that as of April 1 and beyond. So the important thing for us is that we are very consistent in our business model.

We are not affected by the high end of the New York market. We’re not affected at all by some of the activities of the aggressive players in our market. We, in fact, are very, very consistent with how we lend, and our exposure to our market in the best of times and in the worst of times is consistently better than that of our peers, as well as those that are not necessarily very prudent about how they lend in New York.

The New York market is going to change over the period ahead. But we will continue to have a growing share of this market in the period ahead, and we will have consistency in our performance metrics despite substantial downturn in the economics of New York City, should that occur. Every single turn, including the largest, most recent turns, we’ve had substantial continuance of our performance because we lend on a discounted cash flow that doesn’t change during a cycle turn.

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

Ebrahim, I would just add to that. Obviously we’ve been very clear when we were going to — when we put up the Astoria transaction and the capital initiative, as well as the repositioning— we made it crystal clear that we’re going to resume our growth. So obviously we had substantial growth in Q4, as you recognized, putting the balance sheet over $50 billion. The four-quarter average still gives us room.

So we’re looking at another good growth quarter, and our capacity is about $1.5 billion if you look at the four-quarter mathematics going into — finishing up Q1 into Q2.

But from there we’re going to resume our growth. And we’re very confident that this Company has the ability to grow its portfolio. And if you look at the press release and you back out the loan sales, our net loan book for multi-family last year grew 13.6%. And as Joe indicated, it’s predominantly rent-controlled and -stabilized cash flows.

Ebrahim Poonawala - BofA Merrill Lynch - Analyst

That was helpful. Thank you. Next question, just in terms of on the other side of the balance sheet. The loan-to-deposit ratio went up, I believe, to 133%. How should we think about in terms of deposit growth as the year progresses, and will that come in conjunction with a trending higher in the cost of deposits?

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

What I would say there is we’re going to be very proactive in the market, but bear in mind, we have a substantial acquisition that’s coming onto our balance sheet in hopefully short order. So our Company’s history is growth through acquisition. And we have the largest deal the Company has announced in the pipeline. So that’s going to afford us significant flexibility for cash flow management, as well as changing some of those numbers over time, given that the cash flows that are coming back to the institution, combined, will be very attractive to fund our balance sheet.

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JANUARY 27, 2016 / 1:30PM, NYCB - Q4 2015 New York Community Bancorp Inc Earnings Call

There’s no question that the marketplace is very volatile and we’re going to look at all opportunities to fund our balance sheet. But more importantly, our growth through acquisition strategy—which is in place and we have a pending transaction-will afford us some very strong flexibility in the quarters ahead.

Joseph Ficalora - New York Community Bancorp, Inc. - President & CEO

I think it’s really important to recognize what Tom just said. Our business model is to create significant liquidity in the closing of a transaction and significant deposit ratio improvement in the closing of a transaction. That will be the case here. It’s just a matter of when it happens, but it’s inevitably in the foreseeable future. We’re only talking quarters down the road—we will have a very substantial positive.

Ebrahim Poonawala - BofA Merrill Lynch - Analyst

Understood. If I could tack on one last question to that. You guided a fourth-quarter close of the deal. Given those recent M&A announcements, we’ve seen a smaller timeline. What’s the likelihood that we see a close somewhere around June or July of this year on the deal?

Joseph Ficalora - New York Community Bancorp, Inc. - President & CEO

Ebrahim, what I would say that it’s obviously this is subject to regulatory approval. And obviously it’s beyond our control. We’re going to work real hard to close as soon as possible. But obviously it’s subject to regulatory approval. And we were conservative. Obviously the merge agreement provides for a 12/31/2016 close. So we were conservative in October.

Ebrahim Poonawala - BofA Merrill Lynch - Analyst

Thanks for taking my questions.

Joseph Ficalora - New York Community Bancorp, Inc. - President & CEO

You bet.

Operator

Bob Ramsey, FBR.

Bob Ramsey - FBR & Co. - Analyst

Good morning, guys. Good morning. First question I have for you is on the expense guidance. I know you all pointed to $156 million. It seems like a bit of a step up from the last guidance you had given, was $148 million. Just curious. One, the $156 million it does exclude the CDI amortization?

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

Yes.

Bob Ramsey - FBR & Co. - Analyst

Okay. And what is it that’s driving that higher? Is it mostly the investment as you build toward a SIFI bank, or are there other pieces in there?

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JANUARY 27, 2016 / 1:30PM, NYCB - Q4 2015 New York Community Bancorp Inc Earnings Call

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

Obviously, we typically have a higher Q1 anyway, given we have the taxes and payroll in the given quarter. So hopefully we’re conservative there, but there’s no question that we continue to add additional costs as we matriculate into a SIFI bank. And there’s professional fees involved. I think we hope to be conservative. I think $156 million sounds pretty reasonable based off the previous quarter, and that’s our current guidance in the short term.

Bob Ramsey - FBR & Co. - Analyst

Okay, got it. Thank you. And then on net interest margin, I know you all mentioned that the impact of the little bit of increase in rates was a piece of the margin guide. Just kind of curious if you could isolate that part of it, how much of an impact the shift in rates had on the margin? Or had and will have in the first quarter?

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

I would say it’s — I’m not going to give a specific number, but clearly the fourth quarter, we had, I’d say, a week of hitting, the Home Loan Bank short-term borrowings was immediately affected. Some of our short-term instruments that we have in the balance were immediately affected. And some of our deposit balances would be affected in Q1 over the passage of time. So we accounted for the true impact in Q1, And with that being substantially offset by the $10.4 billion repositioning, which we pick up a significant reduction on cost of funds.

So all that being said, if you look at where we are as of Q4 and you want to normalize that margin at 2.37% ex the repositioning, we should be around 34 to 35 basis points higher in Q1, which gets you to about 2.71%. Again, it wasn’t a material impact in Q4, given the timing of the first movement by the Fed. It’s more profound in Q1. But I’m not going to break out the amount.

I can do total amounts-it’s between $36 million to $38 million of the impact, assuming we didn’t do the restructuring at all for the fourth quarter, but as I indicated previously, it was ongoing from the day of announcement up until the last week of the closing of the quarter. So we were opportunistic depending on market conditions.

Bob Ramsey - FBR & Co. - Analyst

Okay. And you mentioned that maybe a little bit of deposit pricing pressure in the first quarter. Could you talk about where you all are seeing movement and pricing?

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

I think, look, we have again lower rates again. This is a very unique environment again. We had the first Fed increase, and given to where the Treasury curve’s rates are dramatically lower where we were going into December. So I think as far as our business model, this will probably be positive in the short term for our funding costs, but we’re trying to be conservative here. We have in our own internal models a couple of rate hikes, but who knows what happens in 2016?

We run off the Bloomberg Fuller curve, and that was pushed out past March.

So for the quarter we had that one increase which took place in December, and for our internal modeling assessment, we have a couple of rate hikes based on the Bloomberg Fuller curve going out to 2016.

I would say that in general, this environment for retail deposit holders, there’s not a lot of additional increases expected in the short term, given the Treasury curve and interest rates as a whole.

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JANUARY 27, 2016 / 1:30PM, NYCB - Q4 2015 New York Community Bancorp Inc Earnings Call

Bob Ramsey - FBR & Co. - Analyst

Fair enough. Last question. On the mortgage-servicing income, just curious if you could break out the actual servicing fees versus maybe any change in MSR valuation this quarter?

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

Sure. For the quarter we had $13.6 million in loan servicing fees that came into income. The net change of MSR was a negative $7.3 million. And total, just to give you the origination number as well, mortgage origination revenue was $5.9 million. When you total those numbers up, you get to $12.3 million, which is on the P&L total revenues. So we’re up about 64% off of a very dismal Q3. So again, pretty much in line with what we expected, around — we thought between $10 million to $13 million of mortgage banking revenue. In Q4, we came in at $12.3 million.

Bob Ramsey - FBR & Co. - Analyst

And outlook into first quarter?

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

Again, seasonality is always a big issue. I’m going to say flat to stable, given the interest rate environment. If interest rates continue to grind lower, we may see an uptick.

Bob Ramsey - FBR & Co. - Analyst

Okay.

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

It’s still a very challenging mortgage market out there. There’s only so many times the customer’s going to refinance.

Bob Ramsey - FBR & Co. - Analyst

Fair enough. Thank you, guys.

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

My pleasure.

Operator

Mark Fitzgibbon, Sandler O’Neill.

Mark Fitzgibbon - Sandler O’Neill & Partners - Analyst

Good morning, guys. Just one question to clarify on the margin. Tom, your guidance at 2.71% for the first quarter incorporates the full impact of the restructuring. But I didn’t catch whether you said that was exclusive of prepayment penalty income as well?

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JANUARY 27, 2016 / 1:30PM, NYCB - Q4 2015 New York Community Bancorp Inc Earnings Call

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

That is, yes. We never guide for prepayment activity. That’s assuming no prepayments coming in. Obviously, we have a substantial portfolio—every loan that we underwrite has the prepayment penalty assessments built into their loan docs. And we also have been enjoying the benefit of significant DUS prepayment activities through the portfolio, which is a couple of billion dollars. So that’s always an additive number that we do not guide to. That excludes any prepayment activity and any activity from the DUS portfolio.

Mark Fitzgibbon - Sandler O’Neill & Partners - Analyst

Okay. And then the second question. I wondered if you could share with us the approximate duration of the new $10.4 billion of borrowings that you put on?

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

Yes, sure. It’s approximately three years.

Mark Fitzgibbon - Sandler O’Neill & Partners - Analyst

Three years.

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

And we took out all the puttable risk on the $10.4 billion and we went with stated maturities in the form of bullets.

Mark Fitzgibbon - Sandler O’Neill & Partners - Analyst

Terrific. Thank you.

Operator

David Darst, Guggenheim.

David Darst - Guggenheim Securities LLC - Analyst

Just following up on the borrowings. What percentage of the $15 billion is overnight?

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

I’d say out of the total, probably about $3 billion.

David Darst - Guggenheim Securities LLC - Analyst

Okay.

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JANUARY 27, 2016 / 1:30PM, NYCB - Q4 2015 New York Community Bancorp Inc Earnings Call

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

Again David, bear in mind we have a material acquisition that’s pending. So — and if you go back to the original release that we put out on the transaction— we still have the flexibility to look at the Astoria combined with NYCB. And in that guidance that we gave on consolidation, we plan on looking at their liability base consolidated, and obviously pushing out some more liabilities upon closing. We’re just being very flexible right now as we — pending the transaction.

David Darst - Guggenheim Securities LLC - Analyst

Correct. So you’re going to — right. As you restructure their balance sheet, you’re going to then extend again their borrowings to build (inaudible)—er.

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

And again, that’s more of a mark-to-market opportunity. And obviously they have short liabilities as well and we’ll reassess theconsolidated company and look at the markets as they come at that point in time. And they have a marked balance sheet. So you have a lot more flexibility, but it all goes into capital.

Joseph Ficalora - New York Community Bancorp, Inc. - President & CEO

Yes. The combined company in the quarters that follow the close is going to have a great deal of flexibility.

David Darst - Guggenheim Securities LLC - Analyst

Okay. And so at what point would you begin building your liquidity position and increasing the size of the securities portfolio? Would you do that before the deal closes or afterwards?

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

Again, this all goes back into the whole LCR concept and when it applies to us. Obviously we’re very focused on that. And so, operationally our systems are in place. Our people are hired. We’ve tested the platform. We are prepared to move forward.

There’s been some new guidance that came out of the Fed which looks at banks that are crossing over the $50 billion, and it’s up for comment. I believe February 2 is when the comment period is expired. And understanding that they’re going to push that off for a year, as far as full implementation...assuming that gets passed. But we’re prepared to move in the summer. And more likely than not, we would prefer to move into the Astoria transaction because we get a lot more flexibility. But obviously if this amendment on the modification of LCR goes forward, it gives us an extra year of putting on these securities, if that’s the choices that we do. Obviously having a large balance sheet of flexibility on LCR, we would have many more maneuvers into the Astoria transaction to solve for that equation.

David Darst - Guggenheim Securities LLC - Analyst

Okay. But what’s your propensity to build the securities portfolio in the first and second quarter?

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

Again, I think it’s going to be dependent on LCR. Obviously as Mr. Ficalora indicated, the most important decision this quarter is to not step over the SIFI threshold because we’re at that finish line here. We want to go through the next quarter. Our intention has always been to be in the second quarter of 2016 we cross over. So this is our final quarter.

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JANUARY 27, 2016 / 1:30PM, NYCB - Q4 2015 New York Community Bancorp Inc Earnings Call

With that being said, given market conditions, securities are not that attractive. If anything, we’re receiving good cash flow and being paid down is helping us on that management of the balance sheet below the threshold. Obviously when we cross over, we will have — we will look at the market and securities may be an option. And predominantly driven for LCR, and not so much for collateral reasons because we restructured our liability base. It’s not a mandate as we stand today, but more LCR-driven going forward.

Joseph Ficalora - New York Community Bancorp, Inc. - President & CEO

But it’s really important to recognize that the way the rules are written and the way we are structured, regardless of the date that we close the Astoria deal, we’re not going to be subjected to the full impact of being a SIFI until 2018. So we are going to go over the number by the second quarter of this year. And whenever we add Astoria to the bank, we’re still going to be subjected under the rules to meeting all the requirements of being a SIFI during the year 2018.

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

And that would be the CCAR requirements, where we actually file a CCAR plan in 2018.

David Darst - Guggenheim Securities LLC - Analyst

Okay. Thank you.

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

That’s our expectation.

Operator

Steven Alexopoulos, JPMorgan.

Steven Alexopoulos - JPMorgan - Analyst

Good morning. I would like to start with the $156 million of expenses, Tom, that you guided to in the quarter, which is up a couple of million dollars. As you look at the process ahead, right, in the year ahead to become a SIFI, is there any need for that to step up materially or do you see that as a pretty good run rate?

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

That’s the run rate. Obviously I’m accounting for that step-up. We’re being very cautious. This is, as I said, we’re coming to the goal line here. We are planning as we cross over. So that is in my numbers.

Steven Alexopoulos - JPMorgan - Analyst

Okay, got you. And then, separately on the $0.17 dividend which was declared, here you clear that, we’re not going to go through CCAR until 2018. But what’s the process at this point to get that dividend approved?

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JANUARY 27, 2016 / 1:30PM, NYCB - Q4 2015 New York Community Bancorp Inc Earnings Call

Joseph Ficalora - New York Community Bancorp, Inc. - President & CEO

It’s very similar to what we’ve done in the past. The regulators review what we’re going to do before we do it, and certainly before the Board acts, there has been clarity with the regulator that we’re doing the thing that the regulator wants.

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

Steven, to be technical, we have a Fed non-objection for the next probably four quarters. Because obviously there’s the impact of — and we went through that process, and obviously we announced the dividend.

Steven Alexopoulos - JPMorgan - Analyst

Got you, got you. Okay, fine. And then finally, one technical one. So I guess in terms of participating out loans, first quarter of 2016 will be the last quarter you need to do that to manage the balance sheet, and then you could just hold everything on in portfolio, correct?

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

Again, I would say from time to time, we’re going to be proactive. We have great opportunity in front of us here, depending on where interest rates go. We have a unique position in the marketplace and we have — and again, our sale on loans have been very attractive for the Company and we come to the market from time to time. You can expect more activity this quarter, obviously, to straddle the SIFI threshold.

But going forward we’re going to be opportunistic depending on market conditions. Our growth has been very strong over the years. And if you back out the loan sales, this portfolio is growing at, we’ll call it low-double digits, in a very unique environment, but predominantly in the rent controlled and stabilized marketplace. And we’re very confident on our asset quality metrics. We have a unique position that we can capitalize on.

Joseph Ficalora - New York Community Bancorp, Inc. - President & CEO

We’re very, very consistent in how we lend. It’s extraordinarily important to recognize that depending on the marketplace is not going to drive how we lend. We lend the same in strong markets and in weak markets. We’re very conservative, and the results demonstrate that even as the markets change dramatically, we have significantly better performance metrics (multiple speakers).

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

But Steven, one thing I would add. There is truly a CRA need in the markets that we serve, and we have substantial CRA capacity based on our originations. So when we do sell these type of — participate —these types of credits, there’s a uniqueness behind the asset classes that has the CRA attributes, which many banks would need to have on their balance sheet.

Steven Alexopoulos - JPMorgan - Analyst

Okay, got it.

Joseph Ficalora - New York Community Bancorp, Inc. - President & CEO

Yes, 86% of the assets we have are in LMI-qualified areas.

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JANUARY 27, 2016 / 1:30PM, NYCB - Q4 2015 New York Community Bancorp Inc Earnings Call

Steven Alexopoulos - JPMorgan - Analyst

Okay. Thanks for all the color, guys.

Joseph Ficalora - New York Community Bancorp, Inc. - President & CEO

Sure.

Operator

Peter Winter, Sterne Agee.

Peter Winter - Sterne, Agee & Leach - Analyst

I was just wondering, now that you’ve had another couple of months to look at the Astoria acquisition, I was just wondering how you feel about that deal, any positives or negatives? And then the opportunities to maybe exceed the cost takeout, which is 40%?

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

So, obviously we’re in registration. We’re going through the process and we’re not going to change our initial guidance of assumptions. We are very pleased that the M&A environment has continued to be robust. Obviously there was a very large announcement yesterday, which would lead you to believe that there is an understanding that M&A is now part of the fabric of the market. And I think it’s a positive. With that being said, we’re working real hard to get everybody on board so we can close the deal based on our expectations and timeframe. And we are not changing our guidance, but I will tell you that obviously, historically, we’ve never missed a cost savings estimate in the history of this Company, and we’re confident on our approach.

Peter Winter - Sterne, Agee & Leach - Analyst

Got it. And just one small item. Can you give an update on the Taxi Medallion portfolio?

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

Sure. Obviously we have a slightly declining portfolio. Where we stand as of today, we’ve actually $157 million in total loan portfolio. That’s 226 units. We’ve had our first charge-off historically, it was $30,000, so it’s insignificant. But as far as the total amount non-performing, it is three loans, about $1.8 million. And the rest is 100% performing. We have a very strong portfolio.

I would say the positive aspects of it, is that there has been some transactions in the previous months that were north of $700,000. And we have a strong position of New York City Medallions. So all our Medallions are in New York City, and we feel fairly confident that we keep moving along here. The portfolio is approximately 1%, 1.2% of the total loan book, and very manageable.

Joseph Ficalora - New York Community Bancorp, Inc. - President & CEO

And as is always the case, we’re very conservative in the origination of the loans. So our LTVs are very low. Obviously the portfolio is performing extraordinarily better than most portfolios that are out there.

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JANUARY 27, 2016 / 1:30PM, NYCB - Q4 2015 New York Community Bancorp Inc Earnings Call

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

And I would say that the vast majority, Peter, of the medallions are individual medallion loans. I think it’s about 65% is the individuals, the rest is mini-fleets.

Peter Winter - Sterne, Agee & Leach - Analyst

All right. Thanks, guys.

Operator

Collyn Gilbert, KBW.

Collyn Gilbert - Keefe, Bruyette & Woods, Inc. - Analyst

Good morning. Just a quick follow-up on the Taxi Medallion comment. What reserve do you guys — are you holding against that $157 million?

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

Look, we don’t give specific reserves on our portfolio ever. It’s just something we don’t do by a matter of policy. Again, look at the delinquencies. We have three loans that are pro forma. The rest is 100% performing. And we believe that we have more than adequate reserves in the portfolio and we review it every quarter.

We’ve been more specific, given the change in the environment. So every quarter as we watch the transactions hit the marketplace — when these things go to the market, they move quickly. They go to auction, they’re gone, they’re sold at some clearing price. We monitor that every quarter. So I’m not going to give a specific reserve evaluation there because we just don’t do that as a Company policy. But we’re very confident that given the quality and the nature of the portfolio is very uniquely different as far as the concentration. It’s 100% New York and we’re very confident that it’s very manageable.

Joseph Ficalora - New York Community Bancorp, Inc. - President & CEO

Collyn, recognize that with all discussion on Medallions and all the losses being taken by our peers on Medallions, over the course of this period, this last 12-month period, we’ve had a total charge of $30,000. So the numbers again demonstrate that even though we may be a New York lender and we may be a Medallion lender, we do lend differently than others.

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

And Collyn, I want to thank your firm for doing a wonderful piece on that industry. It was well-written.

Collyn Gilbert - Keefe, Bruyette & Woods, Inc. - Analyst

Thank you. Moving on from that, because it’s such a small part of your business. As you guys — you talk about liquidity event coming with Astoria and optimizing that franchise, how do you see sort of a longer term — or what do you think, Tom, the longer-term optimal loan-to-deposit ratio is?

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JANUARY 27, 2016 / 1:30PM, NYCB - Q4 2015 New York Community Bancorp Inc Earnings Call

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

I will tell you, in this environment, this is probably one our most improved levels in many decades with the Company. Historically the Company has always had a much higher loan-to-deposit ratio. Obviously as we graduate to a much higher balance sheet position and we deal with CCAR planning and being a SIFI bank, that’s going to — we’re going to pay attention to that. We’re a growth-through- acquisition company, and this is what we do. And hopefully as we move forward, we continue operating our business model as we continue to bring on deposits through acquisition over time.

Joseph Ficalora - New York Community Bancorp, Inc. - President & CEO

Right. That is always being adjusted by each and every transaction that we do. So it does not, in our model, represent the kind of risk that it might represent to others. We’re going to alter that every time we do a deal.

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

So Collyn, after the Amtrust transaction we really haven’t done a material deal. We’ve been grinding along and competing in the deposit market, and when you compete it does impact your cost of funds. However, we have the largest transaction we’ve publicly announced in the pipeline. So that’s going to give us lots of flexibility. And we’re very pleased with that.

As far as the Astoria deposit base, their cost of funds is significantly below our cost of funds. There’s opportunity there. And given our market share in Long Island, in particular, significant benefits that we believe we can combine as far as maximizing value within our current markets we serve.

Joseph Ficalora - New York Community Bancorp, Inc. - President & CEO

^ It may very well be one of the best deposit transactions that we’ve done.

Collyn Gilbert - Keefe, Bruyette & Woods, Inc. - Analyst

No, I understand. And you guys — qualitatively you’ve laid this out clearly and strategically. You’ve been very clear. I’m just trying to get a better sense quantitatively as you look, and recognize the environment that we’re in, where you think that number would be by the end of next year, given everything that —

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

Obviously it’s going to be very impactful where rates are, right? So if you look at where funding is—and we’ve probably said this in numerous calls—there is an assessment on funding outside of retail funding and deposit funding. So there is a cost. And you see in our cost structure, we are paying a price for wholesale liabilities. There is a higher assessment cost. Obviously bringing in deposits will bring that assessment slightly down, given that we’re not paying that elevated assessment as we grow the balance sheet. So clearly we’re going to be opportunistic in the market. And if rates, for some reason, continue to grind lower here, that just makes it more attractive for us to bring in deposits if we have to.

Collyn Gilbert - Keefe, Bruyette & Woods, Inc. - Analyst

Okay. Okay.

Collyn Gilbert - Keefe, Bruyette & Woods, Inc. - Analyst

And then just a question on the reserve trend and provisioning trend. I understand again, I totally get the quality of your portfolio and your historic loss rates, I understand all of that. But where do you see that reserve trending over the next two years as we see perhaps a change in some of the economic environment, or certainly maybe in the —

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JANUARY 27, 2016 / 1:30PM, NYCB - Q4 2015 New York Community Bancorp Inc Earnings Call

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

Collyn, obviously it depends on losses. Look at our performance metrics, look at our delinquency: $60 million of total non-performing assets on a $50 billion balance sheet. I’m not sure if there’s many institutions that have those types of statistics, and we look at that every quarter as we go through a process. And obviously it’s based on our loss expectation, and we’re very mindful of that. As we grow the balance sheet we continue to do that assessment, but the Company has a long-term, multi-decade history of very unique asset quality metrics. And that’s been factored into our reserve analysis.

Collyn Gilbert - Keefe, Bruyette & Woods, Inc. - Analyst

I mean, do you think you can continue to believe — I mean, again, I’m trying to (multiple speakers)

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

I’m not saying — again, I haven’t given you guidance yet for the year. We’re in the process of forecasting and budgeting right now as we speak today. Clearly, if we’re growing the balance sheet materially, we will look at the reserve requirements on new assets that we put on. But in the past 1.5 years, almost 2 years we’ve been — the balance sheet really hasn’t grown much. We’ve sold a lot of participations and our non-performers have dropped substantially. So we’re down to levels, pre-crisis levels, and the balance sheet is substantially larger.

So we’re very confident on the portfolio and we feel very good about the book. And we’re very proud to have a $60 million non-performing number on a $50 billion balance sheet. So as indicated, we have a long track record, multi decades of asset quality metrics that we believe are unique and different to the marketplace.

Joseph Ficalora - New York Community Bancorp, Inc. - President & CEO

So in the last 12 months, Collyn, we’ve had in excess of $12 million in recoveries on the disposition of assets. The reality is our metrics are discernibly different than others. And how we reserve obviously is very conservative and takes into account the determinable risks that we have in our portfolio. But our risks are substantially below those of others, and that’s demonstrated time and time and time again.

Collyn Gilbert - Keefe, Bruyette & Woods, Inc. - Analyst

Okay. I’ll leave it there. Thanks, gentlemen.

Joseph Ficalora - New York Community Bancorp, Inc. - President & CEO

Thank you.

Operator

Matt Kelley, Piper Jaffray.

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

Good morning, Matt.

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JANUARY 27, 2016 / 1:30PM, NYCB - Q4 2015 New York Community Bancorp Inc Earnings Call

Matt Kelley - Piper Jaffray & Co. - Analyst

Right now you have a $6 billion securities portfolio. Astoria has about a $3 billion portfolio. Just pro forma today, call it $9 billion. If the deal closes on time at the end of this year, what would you anticipate the size of the securities portfolio being? And then, second question, what would you anticipate the pro forma type of yield that you envision, assuming that there’s some LCR transition-type of purchases along the way?

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

Matt, bear in mind their balance sheet gets marked to market. So whatever their market will prevail at a point in time, that’s the yield on the Astoria book. You see where our yield is. Bear in mind, our yield is slightly elevated this quarter because we have a substantial amount of prepayments on that investment portfolio. When you back that out, the yield is probably up a couple of basis points. So you can carve into the number, and I think you have to really depend upon where the market is in interest rates for the securities portfolio for Astoria at the time of closing.

With that being said, and I don’t want to go over this again, but we’re going to need to solve for LCR. And having that portfolio gives you more flexibility without going into the market. We’re transitioning. So depending on where rates are, that’s where our securities yields will ultimately fall out. We have the — you have the short-term curve, you have the long-term curve that you could maximize value in LCR. You have the liability base where you can spend some time on trying to extract value from LCR. So clearly, it’s going to be part of our exercise.

We’re not in a position to give guidance because it is an unknown, but there’s no question that if rates are higher, we’ll have a higher yield. And that’s going to come to the mark-to-market, which will go through capital on their end. But we will be then putting on securities at high yield. Right now yields are low. And the market yields are extremely low when you look at the back end of the curve. So you really have this uniqueness of, again, low for longer in the marketplace, so—.

Joseph Ficalora - New York Community Bancorp, Inc. - President & CEO

I think the important thing is that we will have all of 2017 to actually adjust our numbers.

Matt Kelley - Piper Jaffray & Co. - Analyst

Yes. I guess what I was thinking about is, I guess Option A would be you take down your DUS bonds and just replace them with something more liquid, lower yielding. Or you could just add to the portfolio more LCR-compliant type assets (multiple speakers) something bigger than $10 billion. What type of path do you think you’d go down?

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

We have multiple paths. We haven’t publicly disclosed the path that we would ultimately execute on, but the DUS portfolio happens to be a phenomenal performing portfolio. Most of them are either at well below par as far as our purchase price, with significant yield maintenance opportunities, and we’ve been enjoying the benefits of that. Think about the fact that you have your credits that get wrapped up into a security and they have yield maintenance. And as they transact and they sell their building, which is — the market is still a market where activity is in the sales side. We’re enjoying very unique returns on that portfolio, which is substantially better performing than traditional portfolios.

The negative is that it’s a Level II asset, not a Level I asset. But it’s a fabulous portfolio and we enjoy the benefit of a high return in that portfolio. But it’s something we will consider from time to time as we get closer to filing for LCR. It’s far out.

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JANUARY 27, 2016 / 1:30PM, NYCB - Q4 2015 New York Community Bancorp Inc Earnings Call

Matt Kelley - Piper Jaffray & Co. - Analyst

Over the next year or two, would you envision raising any preferred capital, putting some preferred into the capital stack and maybe using the proceeds of that to buy some LCR compliant-type assets?

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

Again, obviously, we don’t comment on future capital initiatives, but there’s no question that the Company’s capital stack is fairly clean. We have no sub-debt, we have no preferred stock. Our trust—the trust-preferred portfolio has been more or less phased out under the Basel III going forward. Clearly, we have a very simplistic capital stack and will be opportunistic depending on the market conditions.

Matt Kelley - Piper Jaffray & Co. - Analyst

Got you. And then a question on the reserve policy. I think we’re all pretty clear on your views on what type of provisions are needed for your core rent-stabilized, rent-controlled multi-family type portfolio, which has that great credit metrics through cycles. But I’m curious on the commercial real estate and then also the specialty lending segments. What type of incremental provision do you think is necessary on those books?

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

Interestingly enough, we look at the CRE book as historically the loss content in that is lower than our traditional multi-family. Why is that? A substantial amount of credits that are associated with 1031 exchange business. So the LTVs by default are significantly lower, because they are predominantly people parking their net worth that they’ve created in a different form of asset class. We have high concentration of that, which always — when we stress test the portfolio and you look at the loss content, it actually shows up to be a much lower number than our traditional multi-family rent-controlled numbers.

As far as specialty finance, we have a portfolio that has never missed a payment. It’s 100% performing. We’ve never had a delinquency. And we have a reserve that we’ve allocated as we build the business. But again, a performance metric where it’s super-senior secured. We turn down 97% of the business that we see. We’re very selective. And it’s a new business. So the growth looks significant, but remember the market is huge and we’re playing at a very small level. We are taking pieces of deals that we’re highly confident that we’re in a very unique position not to lose money.

And prior to the team coming on board - the team has done a fabulous job for us. I think their lifetime losses, and they put on billions of dollars, I think it’s $1.4 million. And that was one credit during the Great Recession. So we feel pretty good about the specialty finance business. We didn’t give you a whole lot of statistics about it because it’s obviously — the percentage is smaller, but we’re getting close to $1 billion now. And obviously the return in that business to us is very high. A lot of it’s floating rate and we’re enjoying the fees on that business.

Matt Kelley - Piper Jaffray & Co. - Analyst

Got you. And just last question. Just so we’re clear on the progression of the size of the balance sheet, do you anticipate going back under $50 billion in the first half of 2016? Is that what I heard earlier?

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

No, no, no. Let me be crystal clear. This is pretty simple math. We have about $1.5 billion of net growth we can put on without tripping the SIFI cap. That’s Q1. We said this in the third quarter when we announced the deal. Any deal that we were going to announce, we were going to increase our growth to cross over in the second quarter of 2016. So this quarter that we’re in right now, we still have room for growth. Expect growth.

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JANUARY 27, 2016 / 1:30PM, NYCB - Q4 2015 New York Community Bancorp Inc Earnings Call

However, expect us not to cross over and trip ourselves into SIFI qualification. The quality — we will be in the second quarter a SIFI bank by definition of the four-quarter look back. But it will be applicable in the second quarter, not the first quarter.

Matt Kelley - Piper Jaffray & Co. - Analyst

Okay, thank you.

Thomas Cangemi - New York Community Bancorp, Inc. - CFO

And then from there, we will resume our growth as a Company.

Matt Kelley - Piper Jaffray & Co. - Analyst

Got it.

Operator

That is all the time we had today for questions. I’ll now turn the floor back over to Mr. Ficalora for some closing comments.

Joseph Ficalora - New York Community Bancorp, Inc. - President & CEO

Great. Thank you again for taking the time to join us this morning. We look forward to discussing our first-quarter 2016 performance with you in April, and to seeing the initial beneficial results on the actions we spoke about on this call today. Thank you very much.

Operator

Thank you again for your participation in New York Community Bancorp’s fourth-quarter 2015 conference call. You may now disconnect your lines.

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